sanofi pasteur	sanofi pasteur
Alain BERNAL	Len LAVENDA
Vice -President Corporate Communications	U.S. Media Relations
Tel: + 33-(0)4-37-37-78-97	Tel: +1-570 -839 -4446
Fax: +33-(0)4-37-37-77 89	Len.Lavenda@sanofipasteur.com

SANOFI PASTEUR H5N1 PRE-PANDEMIC VACCINE NEUTRALIZES
ADDITIONAL CIRCULATING H5N1 VIRUS

Vienna, Austria – October 18, 2006 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group, today announced that its H5N1 pre-pandemic vaccine induces antibodies that neutralize additional H5N1 circulating virus not included in the original vaccine formulation. These data, presented at the 2nd International Conference on Influenza Vaccines for the World held in Vienna, Austria, further demonstrate the value of sanofi pasteur candidate vaccine for pandemic preparedness.

“These encouraging data show the potential for a pre-pandemic vaccine to offer broad protection by inducing antibodies that neutralize H5N1 from more recent circulating viruses. Improving the repertoire of antibody response is an important goal for pandemic influenza vaccines” said Maria Zambon, MD, Deputy Director Virus Reference Division, Health Protection Agency, London, who conducted the laboratory tests.

Analysis of blood samples from volunteers who participated in the first phase I clinical trial conducted in 2005 with H5N1 pre-pandemic vaccine from sanofi pasteur showed the potential of the vaccine to protect against recent H5N1 circulating viruses.

Vaccinated volunteers developed serum antibodies that were able to neutralize diverse H5N1 viruses (A/turkey/Turkey/1/2005 wt (wild-type) and rg (reverse-genetic) clade 2, and A/Vietnam/1194/2004 wt and rg clade 1). The tested vaccine contains the A/Vietnam/1194/2004 rg strain. These more recently circulating H5N1 viruses have caused human infections in several European countries in 2005 and 2006, and continue to cause infections in parts of South East Asia.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370 -0187 - USA - www.sanofipasteur.com

Among volunteers who developed antibodies to the vaccine, cross-neutralization results were similar in those who received high antigen (30µg) and those who received lower antigen (7.5µg) vaccine doses. Results were also similar in volunteers who received alum-adjuvanted and non-adjuvanted vaccine (alum is an additive commonly used to increase the immune response to vaccines). The ability to provide cross-protection against diverse influenza strains with less antigen is an important feature for any pandemic or pre-pandemic vaccine, as it will allow for production of more doses to protect the largest number of people in the case of a pandemic.

These new data reinforce conclusions of the sanofi pasteur phase I study published in May 2006 [1] which demonstrated multiple dosage formulations of the H5N1 pre-pandemic vaccine candidate generates an immune response with and without an adjuvant.

Data answer World Health Organization (WHO) calls for demonstration of cross-reactivity

The latest data on the sanofi pasteur pre-pandemic candidate vaccine provide information called for in World Health Organization (WHO) recommendations that data be gathered on cross-reactivity and cross-protection against viruses from different clades as an essential element of pandemic preparedness [2].

H5N1 Viruses isolated from animals and humans since 2003 separate into two distinct genetic groups (clades) of closely related viruses. Clade 1 viruses circulated in Cambodia, Thailand and Viet Nam and were responsible for human infections in those countries in 2004 and 2005. Clade 2 viruses circulated in birds in China and Indonesia in 2003-2004. In 2005–2006, Clade 2 spread westwards to the Middle East, Europe and Africa [2].

Pandemic Influenza Overview

Influenza is a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. An influenza pandemic is a global epidemic of an especially virulent virus, newly infectious for humans, with the potential to cause severe morbidity and mortality. According to the World Health Organization (WHO), the next pandemic is likely to result in 1 to 2.3 million hospitalizations and 280,000 to 650,000 deaths in industrialized nations alone. Its impact is expected to be even more devastating in developing countries. In an attempt to minimize the impact of a pandemic, many countries are developing national and transnational plans against an eventual influenza pandemic situation.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370 -0187 - USA - www.sanofipasteur.com

Sanofi Pasteur and Pandemic Preparedness

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, is committed to global pandemic preparedness. As the world leader in research, development and manufacturing of influenza vaccine, sanofi pasteur is actively involved in other projects in the U.S. and Europe, with the goal of developing a vaccine to protect against a pandemic influenza virus.

Sanofi pasteur is investing in a major expansion of its influenza vaccine production capacity in the US, and also of its vaccine production capacity in France (Val de Reuil facility).

In Europe, sanofi pasteur initiated and runs a large range of projects:

  In France, sanofi pasteur sponsored the first clinical trials of an H5N1 influenza vaccine candidate that compared vaccines with and without adjuvants [1].
  In France, sanofi pasteur was awarded a contract by the French Ministry of Health to produce a 1.4 million dose stockpile of the H5N1 candidate studied in the above-mentioned trial. By this agreement, the company could also provide enough vaccine to protect up to 28 million people in France in the event of a pandemic being declared, once the actual virus strain responsible is identified.
  In Italy, in February 2006, sanofi pasteur provided candidate H5N1 vaccine to the Ministry of Health and entered into an agreement to provide an actual pandemic strain of vaccine, once a pandemic has been declared.

In the U.S., sanofi pasteur has a number of pandemic-related agreements with the U.S. government involving development of pandemic vaccine stockpiles, production of investigational doses and the development of cell culture technology, including:

  In May 2004, sanofi pasteur contracted with the U.S. National Institutes for Allergy and Infectious Diseases (NIAID) to produce investigational doses. The doses were shipped to the NIAID in March 2005. The studies were completed in 2005 and the results were published in New England Journal of Medicine [3].
  In September 2004, the company signed a contract with HHS to produce two million doses of bulk vaccine derived from the H5N1 viral strain. The bulk doses were produced and are being stored and can be formulated and filled upon government request.
  In November 2004, the HHS awarded a contract to sanofi pasteur to expand and safeguard the egg supply needed to produce influenza vaccine and to formulate each year investigational doses for a potential pandemic influenza vaccine.
  In April 2005, the HHS awarded a contract to sanofi pasteur to accelerate the development of a cell-culture influenza vaccine in the U.S. and to design a U.S.-based cell-culture vaccine manufacturing facility.
  In September 2005, the HHS awarded a contract to sanofi pasteur to produce a vaccine to help protect against the H5N1 influenza virus strain. The $150 million contract calls for sanofi pasteur to manufacture the vaccine in bulk concentrate form at its U.S. headquarters in Swiftwater, PA. The agreement provides for additional fees to be paid to sanofi pasteur for storage of the vaccine as well as for formulation and filling of the vaccine upon government request.
  In February 2006, sanofi pasteur supplied NIAID with 15,000 investigational doses of H5N1 vaccine formulated with and without alum adjuvant for use in NIAID-sponsored clinical studies.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370 -0187 - USA - www.sanofipasteur.com

In Australia:

  A contract has also been signed with the Australian government for the supply of vaccine in the event of a pandemic influenza outbreak.

About sanofi-aventis

The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com / www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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References

[1]	Bresson JL, Perronne C, Launay O, et al. Safety and immunogenicity of an inactivated split-virion influenza A/Vietnam/1194/2004 (H5N1) vaccine: phase I randomised trial. Lancet 2006 May 20;367(9523):1657 -64.

[2]	http://www.who.int/csr/disease/avian_influenza/guidelines/recommendationvaccine.pdf

[3]	Treanor JJ, Campbell JD, Zangwill KM, Rowe T, Wolff M. Safety and immunogenicity of an inactivated subvirion influenza A (H5N1) vaccine. N Engl J Med 2006 Mar 30;354(13):1343-51.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370 -0187 - USA - www.sanofipasteur.com